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Exhibit (1)

A PRESS RELEASE FROM:

HUBCO, INC, 3100 BERGENLINE AVENUE, UNION CITY, NJ  07087

FOR FURTHER INFORMATION:



AT THE COMPANY                     AT THE FINANCIAL RELATIONS BOARD
D. Lynn Van Borkulo-Nuzzo,         Kerry Thalheim
Corporate Secretary & First        675 Third Avenue
Senior Vice President              New York, NY  10017
(201) 348-2326                     (212) 661-8030


FOR IMMEDIATE RELEASE
May 6, 1994


HUBCO, INC. CONTINUES TO EXPAND BRANCH NETWORK
WITH SEVENTH ACQUISITION


UNION CITY, NJ, May 6, 1994 -- HUBCO, Inc (NASDAQ: HUBC), the 12th largest New Jersey based, commercial banking company, today announced that its subsidiary, Hudson United Bank, has acquired the deposits of four branches of Polifly Federal Savings and Loan Association, formerly under the control of the Resolution Trust Corporation (RTC). HUBCO acquired Polifly's two offices in Bergenfield, the Maywood office and the Essex Street office in Hackensack.

"We believe that our continued expansion into the Bergen County market area will allow us to better serve these communities as a community bank that emphasizes value added customer service," stated Kenneth T. Neilson, President and CEO of HUBCO, Inc. and Hudson United Bank. As a result of this acquisition, Hudson United's branch network will increase to 41 offices with 12 in Bergen County.

Over the past three years HUBCO has completed seven acquisitions in the northern part of New Jersey. HUBCO now has total assets of $1.19 billion.

HUBCO presently has two acquisitions pending. In May 1993, HUBCO agreed to acquire Statewide Savings Bank, S.L.A., a mutual savings association with approximately $500 million is assets, and in November 1993, agreed to acquire Washington Bancorp, Inc., a savings bank with approximately $280 million in assets. HUBCO is awaiting regulatory approval for both acquisitions.

HUBCO, Inc. is the bank holding company for Hudson United Bank which has locations in Hudson, Bergen, Essex, Middlesex, Morris and Passaic Counties.